[LADENBURG THALMANN LETTERHEAD]

August 23, 2005

Bridgette Lippman
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

  Re:
  Ready Mix, Inc.
  File No.: 333-122754

Dear Ms. Lippman:

        Ready Mix, Inc. (the "Company") has filed a registration statement on Form S-1 (File No. 333-122754), as amended (the "Registration Statement), with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). In accordance with Rule 461(a) under the Securities Act, we, as representatives of the several underwriters, hereby join in the Company's request that the Commission declare the Registration Statement, as further amended prior to its effectiveness, effective under the Securities Act at 4:00 Eastern Time, on August 23, 2005, or as soon thereafter as practicable. The undersigned hereby confirm that we are aware of our obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of common stock of the Company.

Very truly yours,
LADENBURG THALMANN CO. INC. WUNDERLICH SECURITIES INC.
By: Ladenburg Thalmann Co. Inc.
By:	/s/ Salvatore Giardina Name: Salvatore Giardina Title: Executive Vice President & Chief Financial Officer